UMC’s Board of Directors Approve to Dissolve and Liquidate Oversea Subsidiary, UMC Japan

1.Date of occurrence of the event:2012/08/21
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “affiliate company”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence: United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”), a leading global semiconductor foundry, today announced that its Board of Directors approved the closure of the company’s foundry operation in Japan through the dissolution and liquidation of its wholly-owned subsidiary, UMC Japan (UMCJ). The action is intended to integrate manufacturing resources and reduce operating costs for the parent company.
UMC took control of Nippon Steel Semiconductor Corporation following partial ownership transfer in 1998. The facility was later renamed “UMC Japan” in 2001 to better reflect its position as a UMC group member. In 2009, UMC proposed a tender offer to fully acquire UMCJ’s outstanding shares. After its integration as a wholly owned UMC subsidiary, UMCJ formally delisted from JASDAQ.
Owing to macroeconomic conditions, the industry’s fast-changing environment, customer demand decline and continued unstable energy supply caused by Japan’s 2011 earthquake, semiconductor vendors upstream and downstream have either reduced or eliminated capacity in Japan to save costs. In line with this trend, UMCJ will be shut down to enable UMC to integrate business, improve resource use efficiency and lower operating costs as UMCJ was unable to effectively reduce costs and reach performance targets. Following this closure, UMC will strengthen corporate operating efficiency while still serving Japanese customers through a global customer service logistics network and sufficient capacity from manufacturing locations based in Taiwan and Singapore. The non-operating impairment charge from business liquidation will be publicly announced in accordance with regulations as the proceedings progress. UMC will also dispose of other non-core holding assets at the appropriate time to reduce the impact on the current period’s profit and loss.
UMCJ has a capital of $81,000,000 yen. Its foundry operation consists of an 8” fab with a monthly capacity of approximately 20,000 wafers. Until June 30, 2012, total assets for UMC Japan were $16.8 billion yen, total liabilities were $2.8 billion yen. For the period, UMCJ’s operating revenue was $3.7 billion yen, which resulted in a realized net loss of $1.6 billion yen.
6.Countermeasures:N/A
7.Any other matters that need to be specified:N/A